Form 40-F
period 2021-12-31
Sigma Lithium Corp
filed 2022-04-04
CIK 1848309

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

__________________

FORM 40-F

__________________

☐	Registration Statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☒	Annual Report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2021
Commission File Number: 001-40786

__________________

SIGMA LITHIUM CORPORATION
(Exact name of Registrant as specified in its charter)

__________________

Canada	1000	Not Applicable
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

2200 HSBC Building

885 West Georgia Street

Vancouver, British Columbia

V6C 3E8
Tel: +55 11-2985-0089
(Address and telephone number of Registrant’s principal executive offices)

C T Corporation System
28 Liberty Street
New York, New York 10005
Telephone: (212) 894-8940
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Shares, no par value	SGML	The Nasdaq Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this Form:

☒ Annual Information Form	☒ Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

99,377,349 Common Shares outstanding as of December 31, 2021

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ☐

Indicate by check mark whether the Registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files).

Yes ☒ No ☐

Indicate by check mark whether the Registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the Registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐

†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

FORWARD-LOOKING STATEMENTS

Certain information and statements in this Annual Report on Form 40-F (“Annual Report”) may constitute “forward looking information” within the meaning of Canadian securities legislation and “forward looking statements” within the meaning of U.S. securities legislation (collectively, “Forward Looking Information”), which involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Sigma Lithium Corporation (the “Company”), or industry results, to be materially different from any future results, performance or achievements expressed or implied by such Forward Looking Information. All statements, other than statements of historical fact, may be Forward Looking Information, including, but not limited to, mineral resource or mineral reserve estimates (which reflect a prediction of mineralization that would be realized by development). When used in this Annual Report, such statements generally use words such as “may”, “would”, “could”, “will”, “intend”, “expect”, “believe”, “plan”, “anticipate”, “estimate” and other similar terminology. These statements reflect management’s current expectations regarding future events and operating performance and speak only as of the date of this Annual Report. Forward Looking Information involves significant risks and uncertainties, should not be read as guarantees of future performance or results, and does not necessarily provide accurate indications of whether or not such results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in the Forward Looking Information, which is based upon what management believes are reasonable assumptions, and there can be no assurance that actual results will be consistent with the Forward Looking Information.

In particular (but without limitation), this Annual Report contains Forward Looking Information with respect to the following matters: statements regarding anticipated decision making with respect to the Grota do Cirilo Project, located in the state of Minas Gerais in Brazil (the “Project”); capital expenditure programs; estimates of mineral resources and mineral reserves; development of mineral resources and mineral reserves; government regulation of mining operations and treatment under governmental and taxation regimes; the future price of commodities, including lithium; the realization of mineral resource and mineral reserve estimates, including whether mineral resources will ever be developed into mineral reserves; the timing and amount of future production; currency exchange and interest rates; expected outcome and timing of environmental surveys and permit applications and other environmental matters; the Company’s ability to raise capital and obtain project financing; expected expenditures to be made by the Company on its properties; successful operations and the timing, cost, quantity, capacity and quality of production; capital costs, operating costs and sustaining capital requirements, including the cost of construction of the processing plant for the Project; and competitive conditions and anticipated trends post-COVID-19 pandemic and the ongoing uncertainties and effects in respect of the COVID-19 pandemic and the military conflict in Ukraine.

Forward Looking Information does not take into account the effect of transactions or other items announced or occurring after the statements are made. Forward Looking Information is based upon a number of expectations and assumptions and is subject to a number of risks and uncertainties, many of which are beyond the Company’s control, that could cause actual results to differ materially from those disclosed in or implied by such Forward Looking Information. With respect to the Forward Looking Information, the Company has made assumptions regarding, among other things:

●	General economic and political conditions (including but not limited to the impact of the continuance or escalation of the military conflict between Russia and Ukraine, and economic sanctions in relation thereto).
●	Stable and supportive legislative, regulatory and community environment in the jurisdictions where the Company operates.
●	Stability and inflation of the Brazilian Real, including any foreign exchange or capital controls which may be enacted in respect thereof, and the effect of current or any additional regulations on the Company’s operations.
●	Anticipated trends and effects in respect of the COVID-19 pandemic and post-pandemic.
●	Demand for lithium, including that such demand is supported by growth in the electric vehicle (“EV”) market.
●	Estimates of, and changes to, the market prices for lithium.
●	The impact of increasing competition in the lithium business and the Company’s competitive position in the industry.
●	The Company’s market position and future financial and operating performance.
●	The Company’s estimates of mineral resources and mineral reserves, including whether mineral resources will ever be developed into mineral reserves.

●	Anticipated timing and results of exploration, development and construction activities.
●	Reliability of technical data.
●	The Company’s ability to develop and achieve production at the Project.
●	The Company’s ability to obtain financing on satisfactory terms to develop the Project.
●	The Company’s ability to obtain and maintain mining, exploration, environmental and other permits, authorizations and approvals for the Project.
●	The timing and outcome of regulatory and permitting matters for the Project.
●	The exploration, development, construction and operational costs for the Project.
●	The accuracy of budget, construction and operations estimates for the Project.
●	Successful negotiation of definitive commercial agreements, including off-take agreements for the Project.
●	The Company’s ability to operate in a safe and effective manner.

Although management believes that the assumptions and expectations reflected in such Forward Looking Information are reasonable, there can be no assurance that these assumptions and expectations will prove to be correct. Since Forward Looking Information inherently involves risks and uncertainties, undue reliance should not be placed on such information.

The Company’s actual results could differ materially from those anticipated in any Forward Looking Information as a result of various known and unknown risk factors, including (but not limited to) the risk factors referred to under the heading “Risk Factors” in the Annual Information Form of the Company (the “AIF”). Such risks relate to, but are not limited to, the following:

●	The Company may not develop the Project into a commercial mining operation.
●	There can be no assurance that market prices for lithium will remain at current levels or that such prices will improve.
●	The market for electric vehicles EVs and other large format batteries currently has limited market share and no assurances can be given for the rate at which this market will develop, if at all, which could affect the success of the Company and its ability to develop lithium operations.
●	Changes in technology or other developments could result in preferences for substitute products.
●	New production of lithium hydroxide or lithium carbonate from current or new competitors in the lithium markets could adversely affect prices.
●	The Project is at development stage and the Company’s ability to succeed in progressing through development to commercial operations will depend on a number of factors, some of which are outside its control.
●	The Company’s financial condition, operations and results of any future operations are subject to political, economic, social, regulatory and geographic risks of doing business in Brazil.
●	Violations of anti-corruption, anti-bribery, anti-money laundering and economic sanctions laws and regulations could materially adversely affect the Company’s business, reputation, results of any future operations and financial condition.
●	The Company is subject to regulatory frameworks applicable to the Brazilian mining industry which could be subject to further change, as well as government approval and permitting requirements, which may result in limitations on the Company’s business and activities.
●	The Company’s operations are subject to numerous environmental laws and regulations and expose the Company to environmental compliance risks, which may result in significant costs and have the potential to reduce the profitability of operations.
●	Physical climate change events and the trend toward more stringent regulations aimed at reducing the effects of climate change could have an adverse effect on the Company’s business and future operations.
●	As the Company does not have any experience in the construction and operation of a mine, processing plants and related infrastructure, it is more difficult to evaluate the Company’s prospects, and the Company’s future success is more uncertain than if it had a more proven history of developing a mine.
●	The Company’s future production estimates are based on existing mine plans and other assumptions which change from time to time. No assurance can be given that such estimates will be achieved.
●	The Company may experience unexpected costs and cost overruns, problems and delays during construction, development, mine start-up and operations for reasons outside of the Company’s control, which have the potential to materially affect its ability to fully fund required expenditures and/or production or, alternatively, may require the Company to consider less attractive financing solutions.
●	The Company’s capital and operating cost estimates may vary from actual costs and revenues for reasons outside of the Company’s control.
●	The Company’s operations are subject to the high degree of risk normally incidental to the exploration for, and the development and operation of, mineral properties.
●	Insurance may not be available to insure against all such risks, or the costs of such insurance may be uneconomic. Losses from uninsured and underinsured losses have the potential to materially affect the Company’s financial position and prospects.
●	The Company is subject to risks associated with securing title and property interests.
●	The Company is subject to strong competition in Brazil and in the global mining industry.
●	The Company may become subject to government orders, investigations, inquiries or other proceedings (including civil claims) relating to health and safety matters, which could result in consequences material to its business and operations.
●	The Company’s mineral resource and mineral reserve estimates are estimates only and no assurance can be given that any particular level of recovery of minerals will in fact be realized or that identified mineral resources or mineral reserves will ever qualify as a commercially mineable (or viable) deposit.
●	The Company’s operations and the development of its projects may be adversely affected if it is unable to maintain positive community relations.
●	The Company is exposed to risks associated with doing business with counterparties, which may impact the Company’s operations and financial condition.
●	Any limitation on the transfer of cash or other assets between the Company and the Company’s subsidiaries, or among such entities, could restrict the Company’s ability to fund its operations efficiently.
●	The Company is subject to risks associated with its reliance on consultants and others for mineral exploration and exploitation expertise.
●	The current COVID-19 pandemic could have a material adverse effect on the Company’s business, operations, financial condition and stock price.
●	The current military conflict in Ukraine and the economic or other sanctions imposed may impact global markets in such a manner as to have a material adverse effect on the Company’s business, operations, financial condition and stock price.
●	If the Company is unable to ultimately generate sufficient revenues to become profitable and have positive cash flows, it could have a material adverse effect on its prospects, business, financial condition, results of operations or overall viability as an operating business.
●	The Company is subject to liquidity risk and therefore may have to include a “going concern” note in its financial statements.
●	The Company may not be able to obtain sufficient financing in the future on acceptable terms, which could have a material adverse effect on the Company’s business, results of operations and financial condition. In order to obtain additional financing, the Company may conduct additional (and possibly dilutive) equity offerings or debt issuances in the future.
●	The Company may be unable to achieve cash flow from operating activities sufficient to permit it to pay the principal, premium, if any, and interest on the Company’s indebtedness, or maintain its debt covenants.
●	The Company has not declared or paid dividends in the past and may not declare or pay dividends in the future.
●	The Company will incur increased costs as a result of being a public company both in Canada listed on the TSXV and in the United States listed on the Nasdaq Capital Market (“Nasdaq”), and its management will be required to devote further substantial time to United States public company compliance efforts.
●	If the Company does not maintain adequate and appropriate internal controls over financial reporting as outlined in accordance with NI 52-109 or the Rules and Regulations of the Securities and Exchange Commission (the “SEC”), the Company will have to report a material weakness and disclose that the Company has not maintained appropriate internal controls over financial reporting.
●	As a foreign private issuer, the Company is subject to different U.S. securities laws and rules than a domestic U.S. issuer, which may limit the information publicly available to its shareholders.
●	Failure to retain key officers, consultants and employees or to attract and, if attracted, retain additional key individuals with necessary skills could have a materially adverse impact upon the Company’s success.

●	The Company is subject to currency fluctuation risks.
●	From time to time, the Company may become involved in litigation, which may have a material adverse effect on its business financial condition and prospects.
●	Certain directors and officers of the Company are, or may become, associated with other natural resource companies which may give rise to conflicts of interest.
●	The market price for the Company’s shares may be volatile and subject to wide fluctuations in response to numerous factors beyond its control, and the Company may be subject to securities litigation as a result.
●	If securities or industry analysts do not publish research or reports about the Company’s business, or if they downgrade the Common Shares, the price of the Common Shares could decline.
●	The Company will have broad discretion over the use of the net proceeds from offerings of its securities.
●	There is no guarantee that the Common Shares will earn any positive return in the short term or long term.
●	The Company has a major shareholder which owns 47.7% of the outstanding Common Shares and, as such, for as long as such shareholder directly or indirectly maintains a significant interest in the Company, it may be in a position to affect the Company’s governance, operations and the market price of the Common Shares.
●	As the Company is a Canadian corporation but most of its directors and officers are not citizens or residents of Canada or the U.S., it may be difficult or impossible for an investor to enforce judgements against the Company and its directors and officers outside of Canada and the U.S. which may have been obtained in Canadian or U.S. courts or initiate court action outside Canada or the U.S. against the Company and its directors and officers in respect of an alleged breach of securities laws or otherwise. Similarly, it may be difficult for U.S. shareholders to effect service on the Company to realize on judgments obtained in the United States.
●	The Company is governed by the Canada Business Corporations Act and by the securities laws of the province of Ontario, which in some cases have a different effect on shareholders than U.S. corporate laws and U.S. securities laws.
●	The Company is subject to risks associated with its information technology systems and cyber-security.
●	The Company may be a Passive Foreign Investment Company, which may result in adverse U.S. federal income tax consequences for U.S. holders of Common Shares.

Readers are cautioned that the foregoing lists of assumptions and risks is not exhaustive. The Forward Looking Information contained in this Annual Report is expressly qualified by these cautionary statements. All Forward Looking Information in this Annual Report speaks as of the date of this Annual Report. The Company does not undertake any obligation to update or revise any Forward Looking Information, whether as a result of new information, future events or otherwise, except as required by applicable securities law. Additional information about these assumptions, risks and uncertainties is contained in the Company’s filings with securities regulators, including the Company’s most recent annual and interim MD&A, which are available on SEDAR at www.sedar.com.

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Company is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this report in accordance with Canadian disclosure requirements, which are different from those of the United States. The Company prepares its financial statements, which are filed with this Annual Report in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and the audit is subject to Canadian auditing and auditor independence standards.

Disclosure regarding the Company’s mineral properties, including with respect to mineral reserve and mineral resource estimates included in this Annual Report, was prepared in accordance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. NI 43-101 differs significantly from the disclosure requirements of the Securities and Exchange Commission (the “SEC”) generally applicable to U.S. companies. Accordingly, information contained in this Annual Report is not comparable to similar information made public by U.S. companies reporting pursuant to SEC disclosure requirements.

INCORPORATED DOCUMENTS

Annual Information Form

The Registrant’s AIF is filed as Exhibit 99.1 to this Annual Report.

Management’s Discussion and Analysis

The Registrant’s management’s discussion and analysis (“MD&A”) is filed as Exhibit 99.2 to this Annual Report.

Audited Annual Financial Statements

The Registrant’s consolidated financial statements and auditor’s report thereon are filed as Exhibit 99.3 to this Annual Report.

DISCLOSURE CONTROLS AND PROCEDURES

A.Evaluation of disclosure controls and procedures. Disclosure controls and procedures are designed to ensure that (i) information required to be disclosed by the Company in reports that it files or submits to the Commission under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), is recorded, processed, summarized and reported within the time periods specified in applicable rules and forms and (ii) material information required to be disclosed in the Company’s reports filed under the Exchange Act is accumulated and communicated to the Company’s management, including its Co-Chief Executive Officers (“co-CEOs”) and its Chief Financial Officer (“CFO”), as appropriate, to allow for timely decisions regarding required disclosure.

At the end of the period covered by this report, an evaluation was carried out under the supervision of and with the participation of the Company’s management, including the co-CEOs and CFO, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Rule 13a-15(e) and Rule 15d-15(e) under the Exchange Act). The evaluation included documentation review, enquiries and other procedures considered by management to be appropriate in the circumstances. Based on that evaluation, the Company’s co-CEOs and CFO have concluded that, as of the end of the period covered by this report, the Company’s disclosure controls and procedures were not effective, as a result of the material weakness identified during the Company’s assessment of its internal control over financial reporting.

B.Management’s report on internal control over financial reporting. This Annual Report does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the SEC for newly public companies.
C.Attestation report of the registered public accounting firm. This Annual Report does not include an attestation report of the Company’s registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.
D.Changes in internal control over financial reporting. During the period covered by this Annual Report, no change occurred in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

The Company’s management, including the co-CEOs and CFO, does not expect that its disclosure controls and procedures or internal controls and procedures will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

AUDIT COMMITTEE FINANCIAL EXPERT

The Company’s Board of Directors has determined that it has at least one audit committee financial expert serving on its Audit Committee. The Board has determined that Marcelo Freire de Paiva is an audit committee financial expert and is not independent, as that term is defined by the Exchange Act and the Nasdaq corporate governance standards applicable to the Company.

The Commission has indicated that the designation of a person as an audit committee financial expert does not make such person an “expert” for any purpose, impose on such person any duties, obligations or liability that are greater than those imposed on such person as a member of the Audit Committee and the Board in the absence of such designation and does not affect the duties, obligations or liability of any other member of the Audit Committee or Board.

CODE OF ETHICS

The Board has adopted a written code of business conduct and ethics (the “Code”), by which it and all officers and employees of the Company, including the Company’s principal executive officer, principal financial officer and principal accounting officer or controller, abide. There were no waivers granted in respect of the Code during the fiscal year ended December 31, 2021. The Code is posted on the Company’s website at www.sigmalithiumresources.com. If there is an amendment to the Code, or if a waiver of the Code is granted to any of Company’s principal executive officers, principal financial officer, principal accounting officer or controller, the Company intends to disclose any such amendment or waiver by posting such information on the Company’s website. Unless and to the extent specifically referred to herein, the information on the Company’s website shall not be deemed to be incorporated by reference in this Annual Report.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

KPMG LLP, Toronto, ON, Canada, Audit Firm ID: 85, acted as the Company’s independent registered public accounting firm for the fiscal year ended December 31, 2021. See page 88 of the Company’s Annual Information Form, which is attached hereto as Exhibit 99.1, for the total amount billed to the Company by KPMG LLP for services performed in the last two fiscal years by category of service (for audit fees, audit-related fees, tax fees and all other fees).

AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES

See page 87 of the Company’s Annual Information Form, which is attached hereto as Exhibit 99.1.No audit-related fees, tax fees or other non-audit fees were approved by the Audit Committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

OFF-BALANCE SHEET ARRANGEMENTS

During the year ended December 31, 2021, the Company was not a party to any off-balance-sheet arrangements that have, or are reasonably likely to have, a current or future effect on the financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, cash requirements or capital resources of the Company.

IDENTIFICATION OF THE AUDIT COMMITTEE

The Board has a separately designated standing Audit Committee established in accordance with section 3(a)(58)(A) of the Exchange Act and satisfies the requirements of Exchange Act Rule 10A-3. The Company’s Audit Committee is comprised of Gary Litwack, Frederico Marques and Marcelo Paiva, two of whom, in the opinion of the Company’s Board of Directors, are independent (as determined under Rule 10A-3 of the Exchange Act and the Nasdaq Rules) and all of whom are financially literate.

Marcelo Paiva, by virtue of his position as Managing Partner at A10 Investimentos Fundo de Investimento de Ações – Investimento no Exterior, is not considered independent. Marcelo Paiva serves as a member of our audit committee pursuant to the exemption from such independence requirements set forth in SEC Rule 10A-3(b)(1)(iv)(2). We believe that the Company’s reliance on such exemption does not materially adversely affect the ability of the audit committee to act independently.

CORPORATE GOVERNANCE PRACTICES

There are certain differences between the corporate governance practices applicable to the Company and those applicable to U.S. companies under the Nasdaq Corporate Governance Requirements. A summary of the significant differences can be found on the Registrant’s website at www.sigmalithiumresources.com. Information contained in or otherwise accessible through the Company’s website does not form part of this Annual Report, and is not incorporated into this Annual Report by reference.

MINE SAFETY

Not applicable.

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A.Undertaking

The Company undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

B.Consent to Service of Process

The Company has filed an Appointment of Agent for Service of Process and Undertaking on Form F-X with respect to the class of securities in relation to which the obligation to file this Annual Report arises.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Annual Information Form for the year ended December 31, 2021
99.2	Management’s Discussion and Analysis for the year ended December 31, 2021
99.3	Consolidated financial statements for the years ended December 31, 2021 and 2020
99.4	Certificate of the Co-Chief Executive Officers required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.5	Certificate of the Chief Financial Officer required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.6	Certificate of the Co-Chief Executive Officers pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7	Certificate of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.8	Consent of KPMG LLP, Independent Registered Public Accounting Firm
99.9	Consent of Marc-Antoine Laporte, P.Geo.
99.10	Consent of Jacques Parent, P.Eng., Ph.D.
99.11	Consent of Jarrett Quinn, P.Eng.
99.12	Consent of Porfirio Cabaleiro Rodriguez, B.Sc., M.Eng.
99.13	Consent of Homero Delboni Jr. B.E., M.Eng.Sc., Ph.D.
99.14	Consent of Jacqueline Wang, P.Eng.
99.15	Consent of Stephane Normandin, P. Eng.
99.16	Consent of Wes Roberts, P.Eng.
99.17	Consent of Guilherme Gomides Ferreira, B.Sc., M.Eng.
101	Interactive Data File (formatted as Inline XBRL)
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

SIGNATURE

Pursuant to the requirements of the Exchange Act, Sigma Lithium Corporation certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

Dated: April 1, 2022

SIGMA LITHIUM CORPORATION

By:	/s/ Ana Cabral-Gardner
Name: Ana Cabral-Gardner
Title: Co-Chief Executive Officer