Form 40-F
period 2022-12-31
Sigma Lithium Corp
filed 2023-06-13
CIK 1848309

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

☐	Registration Statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☒	Annual Report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2022
Commission File Number: 001-40786

SIGMA LITHIUM CORPORATION
(Exact name of Registrant as specified in its charter)

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

104,710,042 Common Shares outstanding as of December 31, 2022

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

Emerging growth company ☐

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

Indicate by check mark whether the Registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the Registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the Registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

FORWARD-LOOKING STATEMENTS

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

In particular (but without limitation), this Annual Report contains Forward Looking Information with respect to the following matters: statements regarding anticipated decision making with respect to the Grota do Cirilo Project, located in the state of Minas Gerais in Brazil (the “Project”); capital expenditure programs; estimates of mineral resources and mineral reserves; development of mineral resources and mineral reserves; government regulation of mining operations and treatment under governmental and taxation regimes; the future price of commodities, including (in particular) lithium; the realization of mineral resource and mineral reserve estimates, including whether mineral resources will ever be developed into mineral reserves; the timing and amount of future production; currency exchange and interest rates; expected outcome and timing of environmental surveys and permit applications and other environmental matters; potential positive or negative implications of change in government; the Company’s ability to raise capital and obtain project financing; expected expenditures to be made by the Company on its properties; successful operations and the timing, cost, quantity, capacity and quality of production; capital costs, operating costs and sustaining capital requirements, including the cost of construction of the processing plant for the Project; and competitive conditions and the ongoing uncertainties and effects in respect of the military conflict in Ukraine.

Forward Looking Information does not take into account the effect of transactions or other items announced or occurring after the statements are made. Forward Looking Information is based upon a number of expectations and assumptions and is subject to a number of risks and uncertainties, many of which are beyond the Company’s control, that could cause actual results to differ materially from those disclosed in or implied by such Forward Looking Information. With respect to the Forward Looking Information, the Company has made assumptions regarding, among other things:

●	General economic and political conditions (including, but not limited to, the impact of the continuance or escalation of the military conflict between Russia and Ukraine, and multinational economic sanctions in relation thereto).
●	Stable and supportive legislative, regulatory and community environment in the jurisdictions where the Company operates.
●	Stability and inflation of the Brazilian Real, including any foreign exchange or capital controls which may be enacted in respect thereof, and the effect of current or any additional regulations on the Company’s operations.
●	Anticipated trends and effects in respect of the COVID-19 pandemic and post-pandemic.
●	Demand for lithium, including that such demand is supported by growth in the electric vehicle (“EV”) market.
●	Estimates of, and changes to, the market prices for lithium.

●	The impact of increasing competition in the lithium business and the Company’s competitive position in the industry.
●	The Company’s market position and future financial and operating performance.
●	The Company’s estimates of mineral resources and mineral reserves, including whether mineral resources will ever be developed into mineral reserves.
●	Anticipated timing and results of exploration, development and construction activities.
●	Reliability of technical data.
●	The Company’s ability to develop and achieve full capacity commercial production at the Project.
●	The Company’s ability to obtain financing on satisfactory terms to develop the Project, if required.
●	The Company’s ability to obtain and maintain mining, exploration, environmental and other permits, authorizations and approvals for the Project.
●	The timing and outcome of regulatory and permitting matters for the Project.
●	The exploration, development, construction and operational costs for the Project.
●	The accuracy of budget, construction and operations estimates for the Project.
●	Successful negotiation of definitive commercial agreements, including off-take agreements for the Project.
●	The Company’s ability to operate in a safe and effective manner.

Although management believes that the assumptions and expectations reflected in such Forward Looking Information are reasonable, there can be no assurance that these assumptions and expectations will prove to be correct. Since Forward Looking Information inherently involves risks and uncertainties, undue reliance should not be placed on such information.

In addition, Forward Looking Information with respect to the potential outlook and future financial results contained in this Annual Report is based on assumptions noted above and about future events, including economic conditions and proposed courses of action, based on management’s assessment of the relevant information available as at the date of such information. Readers are cautioned that any such information should not be used for purposes other than for which it is disclosed.

The Company’s actual results could differ materially from those anticipated in any Forward Looking Information as a result of various known and unknown risk factors, including (but not limited to) the risk factors referred to under the heading “Risk Factors” in the Annual Information Form of the Company (the “AIF”). Such risks relate to, but are not limited to, the following:

●	There can be no assurance that market prices for lithium will remain at current levels or that such prices will improve.
●	The market for EVs and other large format batteries currently has limited market share and no assurances can be given for the rate at which this market will develop, if at all, which could affect the success of the Company and its ability to develop lithium operations.
●	Changes in technology or other developments could result in preferences for substitute products.
●	New production of lithium hydroxide or lithium carbonate from current or new competitors in the lithium markets could adversely affect prices.
●	Phases 2 and 3 of the Project are at development stage and the Company’s ability to succeed in progressing through development of such phases to commercial operations will depend on a number of factors, some of which are outside its control.
●	The Company’s financial condition, operations and results of any future operations are subject to political, economic, social, regulatory and geographic risks of doing business in Brazil.
●	Inflation in Brazil, along with Brazilian government measures to combat inflation, may have a significant negative effect on the Brazilian economy and, as a result, the Company’s financial condition and results of operations.
●	Violations of anti-corruption, anti-bribery, anti-money laundering or economic sanctions laws and regulations could materially adversely affect the Company’s business, reputation, results of any future operations and financial condition.
●	Corruption and fraud in Brazil, whether relating to ownership of real estate or otherwise, could materially adversely affect the Company’s business, reputation, results of any future operations and financial conditions.

●	The Company is subject to regulatory frameworks applicable to the Brazilian mining industry which could be subject to further change, as well as government approval and permitting requirements, which may result in limitations on the Company’s business and activities.
●	The Company’s operations are subject to numerous environmental laws and regulations and expose the Company to environmental compliance risks, which may result in significant costs and have the potential to reduce the profitability of, or its ability to sustain, operations.
●	Physical climate change events and the trend toward more stringent regulations aimed at reducing the effects of climate change could have an adverse effect on the Company’s business and future operations.
●	As the Company does not have any experience in the operation of a mine, processing plants and related infrastructure, it is more difficult to evaluate the Company’s prospects, and the Company’s future success is more uncertain than if it had a more proven history of developing a mine.
●	The Company’s future production estimates are based on existing mine plans and other assumptions which change from time to time. No assurance can be given that such estimates will be achieved.
●	The Company may experience unexpected costs and cost overruns, problems and delays during construction, development, mine start-up and operations (including for reasons outside of the Company’s control), which have the potential to materially affect its ability to fully fund required expenditures and/or production or, alternatively, may require the Company to consider less attractive financing solutions.
●	The Company’s capital and operating cost estimates may vary from actual costs and revenues (including for reasons outside of the Company’s control).
●	The Company’s operations are subject to the high degree of risk normally incidental to the exploration for, and the development and operation of, mineral properties.
●	Insurance may not be available to insure against all such risks, or the costs of such insurance may be uneconomic. Losses from uninsured and underinsured losses have the potential to materially affect the Company’s financial position and prospects.
●	The Company is subject to risks associated with securing title, property interests and exploration and exploitation rights.
●	The Company is subject to strong competition in Brazil and in the global mining industry.
●	The Company may become subject to government orders, investigations, inquiries or other proceedings (including civil claims) relating to health and safety matters, which could result in consequences material to its business and operations.
●	The Company’s mineral resource and mineral reserve estimates are estimates only and no assurance can be given that any particular level of recovery of minerals will in fact be realized or that identified mineral resources or mineral reserves will ever qualify as a commercially mineable (or viable) deposit.
●	The Company’s operations and the development of its projects may be adversely affected if it is unable to maintain positive community relations.
●	The Company is exposed to risks associated with doing business with counterparties, which may impact the Company’s operations and financial condition.
●	Any limitation on the transfer of cash or other assets between the Company and the Company’s subsidiaries, or among such entities, could restrict the Company’s ability to fund its operations efficiently or the ability of its subsidiaries to distribute up cash otherwise available for distributions.
●	Pandemics could have a material adverse effect on the Company’s business, operations, financial condition and stock price.
●	The current military conflict in Ukraine and the economic or other sanctions imposed may impact global markets in such a manner as to have a material adverse effect on the Company’s business, operations, financial condition and stock price.
●	If the Company is unable to ultimately generate sufficient revenues to become profitable and have positive cash flows, it could have a material adverse effect on its prospects, business, financial condition, results of operations or overall viability as an operating business (including its ability to repay the Synergy Financing, in respect of which significantly all of the Company’s consolidated assets have been secured).
●	The Company is subject to liquidity risk and therefore may in the future have to include a “going concern” note in its financial statements.
●	The Company may not be able to obtain sufficient financing in the future on acceptable terms, which could have a material adverse effect on the Company’s business, results of operations and financial condition. In order to obtain additional financing, the Company may conduct additional (and possibly dilutive) equity offerings or debt issuances in the future.
●	Western governmental actions in respect of critical minerals may affect the Company’s business.
●	The Company may be unable to achieve cash flow from operating activities sufficient to permit it to pay the principal, premium, if any, and interest on the Company’s indebtedness, or maintain its debt covenants.
●	The Company has not declared or paid dividends in the past and may not declare or pay dividends in the future.
●	The Company has increased costs as a result of being a public company both in Canada listed on the TSX Venture Exchange and in the United States listed on the Nasdaq Capital Market (“Nasdaq”), and its management is required to devote further substantial time to United States public company compliance efforts.
●	If the Company does not maintain implement and maintain adequate and appropriate internal controls over financial reporting as outlined in accordance with NI 52-109 or the rules and regulations of the Securities and Exchange Commission (the “SEC”), the Company will have to continue to report material weakness and continue to disclose that the Company has not maintained appropriate internal controls over financial reporting.
●	As a foreign private issuer, the Company is subject to different U.S. securities laws and rules than a domestic U.S. issuer, which may limit the information publicly available to its shareholders.
●	Failure to retain key officers, consultants and employees or to attract and, if attracted, retain additional key individuals with necessary skills could have a materially adverse impact upon the Company’s success.
●	The Company is subject to currency fluctuation risks.
●	From time to time, the Company may become involved in litigation, which would result in diversion of management’s attention and may have a material adverse effect on its business financial condition and prospects, irrespective of the merits or outcome.
●	Certain directors and officers of the Company are, or may become, associated with other natural resource companies which may give rise to conflicts of interest.
●	The market price for the Company’s shares may be volatile and subject to wide fluctuations in response to numerous factors beyond its control, and the Company may be subject to securities litigation as a result.
●	If securities analysts, industry analysts or activist short sellers publish research or other reports about the Company’s business, prospects or value, which questions or downgrades the value of the Company, the price of the Common Shares could decline.
●	The Company will have broad discretion over the use of the net proceeds from offerings of its securities.
●	There is no guarantee that the Common Shares will earn any positive return in the short term or long term.
●	The Company has a major shareholder which owns 44.5% of the outstanding Common Shares and, as such, for as long as such shareholder directly or indirectly maintains a significant interest in the Company, it may be in a position to affect the Company’s governance, operations and the market price of the Common Shares.
●	As the Company is a Canadian corporation but many of its directors and officers are not citizens or residents of Canada or the U.S., it may be difficult or impossible for an investor to enforce judgements against the Company and its directors and officers outside of Canada and the U.S. which may be obtained in Canadian or U.S. courts or initiate court action outside Canada or the U.S. against the Company and its directors and officers in respect of an alleged breach of securities laws or otherwise. Similarly, it may be difficult for U.S. shareholders to effect service on the Company to realize on judgments obtained in the United States.
●	The Company is governed by the Canada Business Corporations Act and by the securities laws of the province of Ontario, which in some cases have a different effect on shareholders than U.S. corporate laws and U.S. securities laws.
●	The Company is subject to risks associated with its information technology systems and cyber-security.
●	The Company may be a Passive Foreign Investment Company, which may result in adverse U.S. federal income tax consequences for U.S. holders of Common Shares.

Readers are cautioned that the foregoing lists of assumptions and risks is not exhaustive. The Forward Looking Information contained in this Annual Report is expressly qualified by these cautionary statements. All Forward Looking Information in this Annual Report speaks as of the date of this Annual Report. The Company does not undertake any obligation to update or revise any Forward Looking Information, whether as a result of new information, future events or otherwise, except as required by applicable securities law. Additional information about these assumptions, risks and uncertainties is contained in the Company’s filings with securities regulators, including the Company’s most recent annual and interim MD&A, which are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

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

Disclosure regarding the Company’s mineral properties, including with respect to mineral reserve and mineral resource estimates included in this Annual Report, was prepared in accordance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. NI 43-101 differs significantly from the disclosure requirements of the SEC generally applicable to U.S. companies. Accordingly, information contained in this Annual Report is not comparable to similar information made public by U.S. companies reporting pursuant to SEC disclosure requirements.

INCORPORATED DOCUMENTS

Annual Information Form

The Company’s AIF is filed as Exhibit 99.1 to this Annual Report.

Management’s Discussion and Analysis

The Company’s management’s discussion and analysis (“MD&A”) is filed as Exhibit 99.2 to this Annual Report.

Audited Annual Financial Statements

The Company’s consolidated financial statements and auditor’s report thereon are filed as Exhibit 99.3 to this Annual Report.

DISCLOSURE CONTROLS AND PROCEDURES

A.Evaluation of disclosure controls and procedures. Disclosure controls and procedures (“DC&P”) are designed to ensure that (i) information required to be disclosed by the Company in reports that it files or submits to the Commission under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), is recorded, processed, summarized and reported within the time periods specified in applicable rules and forms and (ii) material information required to be disclosed in the Company’s reports filed under the Exchange Act is accumulated and communicated to the Company’s management, including its Chief Executive Officer (“CEO”) and its Chief Financial Officer (“CFO”), as appropriate, to allow for timely decisions regarding required disclosure.

At the end of the period covered by this report, an evaluation was carried out under the supervision of and with the participation of the Company’s management, including the CEO and CFO, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Rule 13a-15(e) and Rule 15d-15(e) under the Exchange Act). The evaluation included documentation review, enquiries and other procedures considered by management to be appropriate in the circumstances. Based on that evaluation, the Company’s CEO and CFO have concluded that, as of the end of the period covered by this report, the Company’s disclosure controls and procedures were not effective, as a result of the material weakness identified during the Company’s assessment of its internal control over financial reporting, as further described below.

B.Management’s report on internal control over financial reporting. The Company’s management is responsible for establishing and maintaining effective internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2022, based on the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management has concluded that the Company’s internal control over financial reporting was ineffective as of December 31, 2022, due to material weaknesses in internal controls over financial reporting, as further described below.

Management has identified the following material weaknesses as of December 31, 2022:

●	an ineffective control environment resulting from the failure to disseminate a translated Code of Ethics and relevant training, an insufficient number of trained financial reporting and accounting personnel with the appropriate skills and knowledge and with appropriate assigned authorities, responsibilities and accountability related to the design, implementation and operating effectiveness of financial reporting, as well as insufficient board oversight over the development and performance of internal controls;
●	the insufficient number of personnel described above contributed to an ineffective risk assessment process necessary to identify all relevant risks of material misstatement, including fraud risks, and to evaluate changes that could impact the system of quality control around processes, as well as the implications of relevant risks on the achievement of objectives, including financial reporting objectives;
●	an ineffective internal and external information and communication process to ensure the relevance, timeliness and quality of information used in control activities, particularly with respect to documentation of activities and internal communication between Legal and Accounting for new employment (and consulting) contracts entered into by the Company as well as ensuring the communication of the Company’s whistleblower policy;
●	an ineffective monitoring process to ensure controls are periodically evaluated, results of testing are communicated to senior management and the board of directors and the control deficiencies are tracked for remediation on a timely basis; and
●	ineffective control activities due to the (i) failure to deploy general control activities over information technology, (ii) failure to document policies and procedures and (iii) failure to document control activities to mitigate risks.

These material weaknesses have had a pervasive impact on the Company’s internal control over financial reporting and resulted in both material and immaterial misstatements to the preliminary consolidated financial statements that were corrected in the audited consolidated financial statements prior to the release of the Company’s Annual Report. During the third quarter of 2022, it was identified that there were a number of share-based compensation awards within contracts which the Company’s controls failed to detect and account for appropriately in a timely manner.

The lack of appropriate controls over the timing of recognition of share-based compensation resulted in the need to restate the interim periods financial statements for the quarters ended June 30, 2022 and March 31, 2022. In addition, during the fourth quarter of 2022, it was identified that several lease contracts were not previously accounted for under IFRS 16. The lack of appropriate controls over complex accounting practices caused the Company to restate the financial statements for the year ended December 31, 2021 through a restatement note included in the financial statements for the year ended December 31, 2022, to account for the contracts which were not previously capitalized, properly recognizing right-of-use assets and lease liabilities impact on the financial statements.

Management will continue to review and make necessary changes to the overall design and operation of the Company’s internal control environment, as well as the policies and procedures to improve the overall effectiveness of internal control over financial reporting. The material weaknesses will not be considered remediated, until the applicable controls operate for a sufficient period of time and management has concluded, through testing, that these controls are operating effectively. The Company is taking steps toward remediation during the 2023 fiscal year.

The Company’s independent registered public accounting firm, KPMG LLP, has audited the consolidated financial statements included in this Annual Report and has issued an adverse report dated June 12, 2023 on the Company’s internal control over financial reporting based on the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

C.Attestation report of the registered public accounting firm. KPMG LLP’s attestation report, “Report of Independent Registered Public Accounting Firm”, accompanies the Company’s consolidated financial statements for the years ended December 31, 2022 and 2021, which are attached hereto as Exhibit 99.3.
D.Changes in internal control over financial reporting. In addition to identification of the material weaknesses noted above, the following changes in internal control have the potential to materially affect the Company’s internal control financial reporting.

During the third quarter of 2022, the Company engaged external consultants to assist management in assessing its internal control over financial reporting, mapping all existing control deficiencies and defining remediation plans.

During the fourth quarter of 2022, the Company attracted and retained a senior experienced CFO, who subsequently selected a financial Controller during the first quarter of 2023 with the appropriate skills and technical knowledge. While the Company continues to improve management oversight of its financial and accounting activities, it is still in the process of staffing and further strengthening its accounting and financial team.

Since the internal control remediation process remains underway, documentation and testing have not been completed at all levels, management has concluded that as of December 31, 2022 there are material weakness in its internal controls over financial reporting, which were determined to be not effective by management.

The Company is developing, and has started implementing, remediation plans to address the material weaknesses identified during the year ended December 31, 2022. The Company will continue to assess and update its remediation plan during fiscal 2023, with the goal of remediating all material weaknesses by December 31, 2023. During the period covered by this Annual Report, the Company has begun the following remediation actions:

●	Budget process: The Company prepared an annual budget submitted to the board for approval, and due to discussions intended to fine tune its scope, comprising the investments, expenses and other accounts, it was subsequently approved in the first quarter of 2023.
●	IT Investment: During the fourth quarter of 2022, the Company approved the information technology (“IT”) plan, which encompasses investments in equipment and software, additional headcount, training the users, engaging user support providers, as well as establishing policies and procedures for the IT organization structure, including controls over the definition, acquisition, installation, configuration, integration, and maintenance of the IT infrastructure. The Company plans to address training with material in development with our third-party provider. The Company has developed a Data Security Policy and the Access Control Policy that, once approved, will be implemented in 2023, together with training designed to the users (under development with the Company’s third party provider) to operate in the enhanced IT environment with the view to ensure the IT general controls are effective.
●	Code of ethics: The Company is committed to operate with integrity. The Company is in the process of strengthening the Code of Ethics (the “Code”) at all levels and jurisdictions. The Code has been translated into Portuguese, and will be disseminated to all employees, with training sessions to be rolled out, aimed to reach all employees across all jurisdictions during 2023, as part of the process of building a culture of controls compliance.

●	Financial statements closing schedule: The Company will develop with the assistance of external providers a detailed financial statements closing schedule identifying all activities, owners, and reviewers to control the preparation, completion and quality of its quarterly and annual financial statements closing processes.

The Company’s financial and accounting team will work with external specialists to bring in expertise and expedite the remediation of control deficiencies at the process level during 2023 with a focus on the implementation of absent controls identified at the risks and controls matrix for process underlying all significant accounts and disclosures. The external specialists with expertise in internal controls implementation are assisting with the development and documentation of the following workstreams related to the internal controls over financial reporting needed to be in compliance with the Sarbanes-Oxley Act of 2002, as amended (“SOX”): (i) prepare and review the risks and controls matrix; (ii) establish a Project Management Office to manage the control deficiencies and remediation; (iii) develop and document structured policies and procedures; (iv) test the design, implementation and operating effectiveness of the internal controls after remediation to support the CEO and CFO certifications; and (v) support training content development and conducting training sessions across the Company.

The Company has retained the services of IT consulting help and plans to hire an IT officer during 2023 to manage the IT environment and the IT general controls.

Other than the above, there were no changes in the Company’s internal control over financial reporting during the year ended December 31, 2022, that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

The Company’s management, including the CEO and CFO, does not expect that its disclosure controls and procedures or internal controls and procedures will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

AUDIT COMMITTEE FINANCIAL EXPERT

The Company’s Board of Directors has determined that it has at least one audit committee financial expert serving on its Audit Committee. The Board has determined that Gary Litwack is an audit committee financial expert and is independent, as that term is defined by the Exchange Act and the Nasdaq corporate governance standards applicable to the Company.

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

CODE OF ETHICS

The Board has adopted a written code of business conduct and ethics (the “Code”), which applies to the Board and all officers and employees of the Company, including the Company’s principal executive officer, principal financial officer and principal accounting officer or controller. There were no waivers granted in respect of the Code during the fiscal year ended December 31, 2022. The Code is posted on the Company’s website at www.sigmalithiumresources.com. If there is an amendment to the Code, or if a waiver of the Code is granted to any of Company’s principal executive officers, principal financial officer, principal accounting officer or controller, the Company intends to disclose any such amendment or waiver by posting such information on the Company’s website. Unless and to the extent specifically referred to herein, the information on the Company’s website shall not be deemed to be incorporated by reference in this Annual Report.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

KPMG LLP, Toronto, ON, Canada, Audit Firm ID: 85, acted as the Company’s independent registered public accounting firm for the fiscal year ended December 31, 2022. See page 87 of the Company’s Annual Information Form, which is attached hereto as Exhibit 99.1, for the total amount billed to the Company by KPMG LLP for services performed in the last two fiscal years by category of service (for audit fees, audit-related fees, tax fees and all other fees).

AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES

See page 87 of the Company’s Annual Information Form, which is attached hereto as Exhibit 99.1. No audit-related fees, tax fees or other non-audit fees were approved by the Audit Committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

OFF-BALANCE SHEET ARRANGEMENTS

During the year ended December 31, 2022, the Company was not a party to any off-balance-sheet arrangements that have, or are reasonably likely to have, a current or future effect on the financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, cash requirements or capital resources of the Company.

IDENTIFICATION OF THE AUDIT COMMITTEE

The Board has a separately designated standing Audit Committee established in accordance with section 3(a)(58)(A) of the Exchange Act and satisfies the requirements of Exchange Act Rule 10A-3. The Company’s Audit Committee is comprised of Gary Litwack, Frederico Marques and Dana Perlman, all of whom, in the opinion of the Company’s Board of Directors, are independent (as determined under Rule 10A-3 of the Exchange Act and the Nasdaq Rules) and all of whom are financially literate.

CORPORATE GOVERNANCE PRACTICES

There are certain differences between the corporate governance practices applicable to the Company and those applicable to U.S. companies under the Nasdaq Corporate Governance Requirements. A summary of the significant differences can be found on the Company’s website at www.sigmalithiumresources.com. Information contained in or otherwise accessible through the Company’s website does not form part of this Annual Report, and is not incorporated into this Annual Report by reference.

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

EXHIBIT INDEX

Exhibit No.	Description
99.1	Annual Information Form for the year ended December 31, 2022
99.2	Management’s Discussion and Analysis for the year ended December 31, 2022
99.3	Consolidated financial statements for the years ended December 31, 2022 and 2021
99.4	Certificate of the Chief Executive Officer required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.5	Certificate of the Chief Financial Officer required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.6	Certificate of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7	Certificate of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.8	Consent of KPMG LLP, Independent Registered Public Accounting Firm
99.9	Consent of Marc-Antoine Laporte, P.Geo., M.Sc.
99.10	Consent of Jarrett Quinn, P.Eng., Ph.D.
99.11	Consent of Porfirio Cabaleiro Rodriguez, B.Sc., M.Eng.
99.12	Consent of Homero Delboni, Jr., B.E., M.Eng.Sc., Ph.D.
99.13	Consent of Wes Roberts, P.Eng.
99.14	Consent of Noel O’Brien, BE(Met), MBA, FAusIMM
101	Interactive Data File (formatted as Inline XBRL)
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

SIGNATURE

Pursuant to the requirements of the Exchange Act, Sigma Lithium Corporation certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

Dated: June 12, 2023

SIGMA LITHIUM CORPORATION

By:	/s/ Ana Cabral-Gardner
	Name:	Ana Cabral-Gardner
	Title:	Chief Executive Officer