Form 40-F
period 2023-12-31
Sigma Lithium Corp
filed 2024-05-01
CIK 1848309

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

☐	Registration Statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☒	Annual Report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2023
Commission File Number: 001-40786

SIGMA LITHIUM CORPORATION
(Exact name of Registrant as specified in its charter)

Canada	1000	Not Applicable
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Av. Nove de Julho, nº 4.939, cj. 93 (Parte)

São Paulo, SP, Brazil

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

110,059,471 Common Shares outstanding as of December 31, 2023

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

Indicate by check mark whether the Registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the Registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the Registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

INTERNAL CONTROL OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES

The Management’s Report on Internal Control over Financial Reporting is filed in Exhibit 99.2 hereto which contains the link to the Management’s Discussion and Analysis for the year ended December 31, 2023, incorporated herein by reference.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES

The Management’s Report on Internal Control over Financial Reporting is filed in Exhibit 99.2 hereto which contains the link to the Management’s Discussion and Analysis for the year ended December 31, 2023 incorporated herein by reference.

AUDIT COMMITTEE FINANCIAL EXPERT

The Company’s Board of Directors has determined that it has at least one audit committee financial expert serving on its Audit Committee. The Board has determined that José Lucas Ferreira de Melo is an audit committee financial expert and is independent, as that term is defined by the Exchange Act and the Nasdaq corporate governance standards applicable to the Company.

The Audit Committee has indicated that the designation of a person as an audit committee financial expert does not make such person an “expert” for any purpose, impose on such person any duties, obligations or liability that are greater than those imposed on such person as a member of the Audit Committee and the Board in the absence of such designation and does not affect the duties, obligations or liability of any other member of the Audit Committee or Board.

CODE OF ETHICS

The Board has adopted a written code of business conduct and ethics (the “Code”), which applies to the Board and all officers and employees of the Company, including the Company’s principal executive officer, principal financial officer and principal accounting officer or controller. There were no waivers granted in respect of the Code during the fiscal year ended December 31, 2023. The Code is posted on the Company’s website at www.sigmalithiumresources.com. If there is an amendment to the Code, or if a waiver of the Code is granted to any of Company’s principal executive officers, principal financial officer, principal accounting officer or controller, the Company intends to disclose any such amendment or waiver by posting such information on the Company’s website. Unless and to the extent specifically referred to herein, the information on the Company’s website shall not be deemed to be incorporated by reference in this Annual Report.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

KPMG Auditores Independentes Ltda., São Paulo, Brazil, Audit Firm ID: 1124, acted as the Company’s independent registered public accounting firm for the fiscal year ended December 31, 2023. Prior to that, KPMG LLP, Toronto, ON, Canada, Audit Firm ID: 85, acted as the Company’s independent registered public accounting firm for the fiscal year ended December 31, 2022. See page 83 of the Company’s Annual Information Form, which is attached hereto as Exhibit 99.1, for the total amount billed to the Company by KPMG Auditores Independentes Ltda. and KPMG LLP for services performed in the last two fiscal years by category of service (for audit fees, audit-related fees, tax fees and all other fees).

AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES

See page 81 of the Company’s Annual Information Form, which is attached hereto as Exhibit 99.1. No audit-related fees, tax fees or other non-audit fees were approved by the Audit Committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

OFF-BALANCE SHEET ARRANGEMENTS

The information included in “Financial risk factors—Market Risk” attached hereto as Exhibit 99.2 which contains the link to the Management’s Discussion and Analysis for the year ended December 31, 2023, incorporated herein by reference.

IDENTIFICATION OF THE AUDIT COMMITTEE

The Board has a separately designated standing Audit Committee established in accordance with section 3(a)(58)(A) of the Exchange Act and satisfies the requirements of Exchange Act Rule 10A-3. The Company’s Audit Committee is comprised of José Lucas Ferreira de Melo, Bechara S. Azar and Cesar Chicayban, all of whom, in the opinion of the Company’s Board of Directors, are independent (as determined under Rule 10A-3 of the Exchange Act and the Nasdaq Rules) and all of whom are financially literate.

CORPORATE GOVERNANCE PRACTICES

There are certain differences between the corporate governance practices applicable to the Company and those applicable to U.S. companies under the Nasdaq Corporate Governance Requirements. A summary of the significant differences can be found on the Company’s website at www.sigmalithiumresources.com. Information contained in or otherwise accessible through the Company’s website does not form part of this Annual Report and is not incorporated into this Annual Report by reference.

MINE SAFETY DISCLOSURE

Pursuant to Section 1503(a) of the Dodd-Frank Act, issuers that are operators, or that have a subsidiary that is an operator, of a coal or other mine in the United States are required to disclose specified information about mine health and safety in their periodic reports. These reporting requirements are based on the safety and health requirements applicable to mines under the Federal Mine Safety and Health Act of 1977 (the “Mine Act”) which is administered by the U.S. Department of Labor’s Mine Safety and Health Administration (“MSHA”). During the fiscal year ended December 31, 2023, the Company and its subsidiaries were not subject to regulation by MSHA under the Mine Act and thus no disclosure is required under Section 1503(a) of the Dodd-Frank Act.

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

Audited Annual Financial Statements

The Company’s consolidated financial statements and auditor’s report thereon are filed as Exhibit 99.3 to this Annual Report.

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A.	Undertaking

The Company undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

B.	Consent to Service of Process

The Company has filed an Appointment of Agent for Service of Process and Undertaking on Form F-X with respect to the class of securities in relation to which the obligation to file this Annual Report arises.

EXHIBIT INDEX

Exhibit No.	Description
97	Incentive Compensation Clawback Policy

99.1	Annual Information Form for the year ended December 31, 2023

99.2	Management’s Discussion and Analysis for the year ended December 31, 2023

99.3	Consolidated financial statements for the years ended December 31, 2023 and 2022

99.4	Certificate of the Chief Executive Officer required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.5	Certificate of the Chief Financial Officer required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.6	Certificate of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.7	Certificate of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.8	Consent of KPMG Auditores Independentes Ltda., Independent Registered Public Accounting Firm

99.9	Consent of KPMG LLP, Independent Registered Public Accounting Firm

99.10	Consent of Marc-Antoine Laporte, P.Geo., M.Sc.

99.11	Consent of Porfirio Cabaleiro Rodriguez, B.Sc., M.Eng.

99.12	Consent of Jarrett Quinn, P. Eng.

99.13	Consent of Homero Delboni Jr., B.E., M. Eng. Sc., Ph.D, MAusIMM

99.14	Consent of William van Breugel, P. Eng.

101	Interactive Data File (formatted as Inline XBRL)

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

SIGNATURE

Pursuant to the requirements of the Exchange Act, Sigma Lithium Corporation certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

Dated: April 30, 2024

SIGMA LITHIUM CORPORATION

By:	/s/
	Name:	Ana Cabral-Gardner
	Title:	Chief Executive Officer