Form 40-F/A
period 2024-12-31
Sigma Lithium Corp
filed 2025-04-24
CIK 1848309

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

__________________

FORM 40-F/A

(Amendment No. 1)

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

Indicate by check mark whether the Registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the Registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the Registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

EXPLANATORY NOTE

This Form 40-F/A is being filed to amend the Annual Report on Form 40-F for the year ended December 31, 2024, originally filed with the Securities and Exchange Commission (the “Commission”) on March 31, 2025 (the “Original 2024 40-F”). The purpose of this Form 40-F/A is to include the Incentive Compensation Clawback Policy as an exhibit to this Form, as previously filed on May 1, 2024, as an Exhibit 97 to the Company’s Annual Report on Form 40-F (No. 1-40786). Except as described above, the Original 2024 40-F and any other exhibits thereto remain unchanged. This Amendment No. 1 speaks as of the filing date of the Original 2024 40-F and does not reflect events occurring after the original filing date or modify or update those disclosures that may be affected by subsequent events.

EXHIBIT INDEX

Exhibit No.	Description
97.1	Incentive Compensation Clawback Policy, effective as of December 1, 2023. (+)
99.1	Annual Information Form for the year ended December 31, 2024*
99.2	Management’s Discussion and Analysis for the year ended December 31, 2024*
99.3	Consolidated financial statements for the years ended December 31, 2024 and 2023*
99.4	Technical Report on the Grota do Cirilo Lithium Project, Aracuai and Itinga Regions, Minas Gerais, Brazil*
99.5	Consent of Marc-Antoine Laporte, P.Geo., M.Sc. to the Technical Report*
99.6	Consent of William van Breugel, P. Eng. to the Technical Report*
99.7	Consent of Johnny Canosa, P. Eng. to the Technical Report*
99.8	Consent of Joseph Keane, P. Eng. to the Technical Report*
99.9	Certificate of the Chief Executive Officer required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (+)
99.10	Certificate of the Chief Financial Officer required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (+)
99.11	Certificate of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (+)
99.12	Certificate of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (+)
99.13	Consent of Grant Thornton Auditores Independentes Ltda., Independent Registered Public Accounting Firm*
99.14	Consent of KPMG Auditores Independentes Ltda., Independent Registered Public Accounting Firm*
99.15	Consent of Marc-Antoine Laporte, P.Geo., M.Sc. *
99.16	Consent of William van Breugel, P. Eng. *
99.17	Consent of Johnny Canosa, P. Eng. *
99.18	Consent of Joseph Keane, P. Eng. *
101	Interactive Data File (formatted as Inline XBRL)
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

* Previously filed as an exhibit to the Original 2024 40-F.

(+) Filed as an exhibit to this Amendment.

SIGNATURE

Pursuant to the requirements of the Exchange Act, Sigma Lithium Corporation certifies that it meets all of the requirements for filing on Form 40-F/A and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

Dated: April 23, 2025

SIGMA LITHIUM CORPORATION

By:	/s/ Ana Cristina Cabral
	Name:	Ana Cristina Cabral
	Title:	Chief Executive Officer