Form 40-F
period 2025-12-31
Sigma Lithium Corp
filed 2026-03-30
CIK 1848309

Mar UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

__________________

FORM 40-F

__________________

☐	Registration Statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☒	Annual Report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2025

Commission File Number: 001-40786

__________________

SIGMA LITHIUM CORPORATION
(Exact name of Registrant as specified in its charter)

__________________

Canada	1000	Not Applicable
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

181, Bay Street, Suite 4400, Toronto, Ontario
M5J 2T3, Canada
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

111,402,979 Common Shares outstanding as of December 31, 2025

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

The Internal Control over Financial Reporting is filed in Exhibit 99.2 hereto which contains the link to the Management’s Discussion and Analysis for the year ended December 31, 2025, incorporated herein by reference.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES

The Internal Control over Financial Reporting is filed in Exhibit 99.2 hereto which contains the link to the Management’s Discussion and Analysis for the year ended December 31, 2025, incorporated herein by reference.

AUDIT COMMITTEE FINANCIAL EXPERT

The Company’s Board of Directors has determined that it has at least one audit committee financial expert serving on its Audit Committee. The Board has determined that Junaid Jafar is an audit committee financial expert and is independent, as that term is defined by the Exchange Act and the Nasdaq corporate governance standards applicable to the Company.

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

CODE OF ETHICS

The Board has adopted a written code of business conduct and ethics (the “Code”), which applies to the Board and all officers and employees of the Company, including the Company’s principal executive officer, principal financial officer and principal accounting officer or controller. There were no waivers granted in respect of the Code during the fiscal year ended December 31, 2025. The Code is posted on the Company’s website at www.sigmalithiumresources.com. If there is an amendment to the Code, or if a waiver of the Code is granted to any of Company’s principal executive officers, principal financial officer, principal accounting officer or controller, the Company intends to disclose any such amendment or waiver by posting such information on the Company’s website. Unless and to the extent specifically referred to herein, the information on the Company’s website shall not be deemed to be incorporated by reference in this Annual Report.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Grant Thornton Auditores Independentes Ltda., São Paulo, Brazil, Audit Firm ID: 5270, acted as the Company’s independent registered public accounting firm for the fiscal year ended December 31, 2025 and 2024. See page 75 of the Company’s Annual Information Form, which is attached hereto as Exhibit 99.1, for the total amount billed to the Company by Grant Thornton Auditores Independentes Ltda. for services performed in the last two fiscal years by category of service (for audit fees, audit-related fees, tax fees and all other fees).

AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES

See page 75 of the Company’s Annual Information Form, which is attached hereto as Exhibit 99.1. No audit-related fees, tax fees or other non-audit fees were approved by the Audit Committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

OFF-BALANCE SHEET ARRANGEMENTS

The information included in “Financial risk factors—Market Risk” attached hereto as Exhibit 99.2 which contains the link to the Management’s Discussion and Analysis for the year ended December 31, 2025, incorporated herein by reference.

IDENTIFICATION OF THE AUDIT COMMITTEE

The Board has a separately designated standing Audit Committee established in accordance with section 3(a)(58)(A) of the Exchange Act and satisfies the requirements of Exchange Act Rule 10A-3. The Company’s Audit Committee is comprised of Junaid Jafar, Alexandre Rodrigues Cabral and Kátia Abreu, all of whom, in the opinion of the Company’s Board of Directors, are independent (as determined under Rule 10A-3 of the Exchange Act and the Nasdaq Rules) and all of whom are financially literate.

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

MINE SAFETY DISCLOSURE

Pursuant to Section 1503(a) of the Dodd-Frank Act, issuers that are operators, or that have a subsidiary that is an operator, of a coal or other mine in the United States are required to disclose specified information about mine health and safety in their periodic reports. These reporting requirements are based on the safety and health requirements applicable to mines under the Federal Mine Safety and Health Act of 1977 (the “Mine Act”) which is administered by the U.S. Department of Labor’s Mine Safety and Health Administration (“MSHA”). During the fiscal year ended December 31, 2025, the Company and its subsidiaries were not subject to regulation by MSHA under the Mine Act and thus no disclosure is required under Section 1503(a) of the Dodd-Frank Act.

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

EXHIBIT INDEX

Exhibit No.	Description
97.1	Incentive Compensation Clawback Policy, effective as of December 1, 2023
99.1	Annual Information Form for the year ended December 31, 2025
99.2	Management’s Discussion and Analysis for the year ended December 31, 2025
99.3	Consolidated financial statements for the years ended December 31, 2025 and 2024
99.4	Certificate of the Chief Executive Officer required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.5	Certificate of the Chief Financial Officer required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.6	Certificate of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7	Certificate of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.8	Consent of Grant Thornton Auditores Independentes Ltda., Independent Registered Public Accounting Firm
99.9	Consent of Marc-Antoine Laporte, P.Geo., M.Sc.
99.10	Consent of William van Breugel, P. Eng.
99.11	Consent of Johnny Canosa, P. Eng.
99.12	Consent of Joseph Keane, P. Eng.
101	Interactive Data File (formatted as Inline XBRL)
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

SIGNATURE

Pursuant to the requirements of the Exchange Act, Sigma Lithium Corporation certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

Dated: March 30, 2026

SIGMA LITHIUM CORPORATION

By:	/s/
	Name:	Ana Cristina Cabral
	Title:	Chief Executive Officer